Exhibit 99.1

Press Release

HUTCHMED Initiates Phase III Stage of the Ongoing Trial of the Combination of Surufatinib and Camrelizumab for Treatment-Naïve Pancreatic Ductal Adenocarcinoma

Hong Kong, Shanghai & Florham Park, NJ — Monday, January 5, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that it has initiated the Phase III part of the Phase II/III trial to evaluate the efficacy of the combination of surufatinib, camrelizumab, nab-paclitaxel and gemcitabine as a first-line treatment for patients with metastatic pancreatic ductal adenocarcinoma (“PDAC”) in China. The first patient received the first dose on December 30, 2025.

PDAC is a highly aggressive form of cancer, representing over 90% of pancreatic cancer cases. Globally, an estimated 511,000 people were diagnosed with pancreatic cancer, leading to approximately 467,000 deaths in 2022, with an average five-year survival rate of less than 10%. In China, an estimated 119,000 people were diagnosed with pancreatic cancer, causing approximately 106,000 deaths in 2022.1 Treatments such as chemotherapy, surgery and radiation are commonly employed, but have not shown significant improvement in patient outcomes. Under 20% of metastatic pancreatic cancer patients survive for more than a year.2

The trial is a multicenter, randomized, open-label, active-controlled Phase II/III study to evaluate the efficacy and safety of surufatinib combined with camrelizumab, nab-paclitaxel and gemcitabine (“S+C+AG”) versus nab-paclitaxel plus gemcitabine (“AG”) in adults with metastatic pancreatic cancer who have not previously received systemic anti-tumor therapy. A total of 62 patients were enrolled in the Phase II part, with plans to enroll approximately 400 additional patients in the Phase III part. The primary endpoint for the Phase III part is overall survival (OS). Secondary endpoints include progression-free survival (“PFS”), objective response rate (“ORR”), duration of response (DoR), disease control rate (“DCR”), quality of life and safety. Professor Shukui Qin of China Pharmaceutical University Nanjing Tianyinshan Hospital and Professor Jihui Hao of Tianjin Medical University Cancer Institute and Hospital are the leading principal investigators of this study. Additional details may be found at clinicaltrials.gov, using identifier NCT06361888.

Results from the Phase II part were recently presented at the 2025 European Society for Medical Oncology (ESMO) Asia Congress.3 As of the data cut-off of July 24, 2025, the median PFS follow-up duration was 8.15 months. The S+C+AG regimen demonstrated a median PFS of 7.20 months compared to 5.52 months for the AG arm (stratified hazard ratio [HR] 0.499, log-rank p=0.0407), representing a 50.1% reduction in the risk of progression or death. Consistent benefits were observed across other key efficacy endpoints, including ORR (67.7% vs 41.9%, p=0.0430) and DCR (93.5% vs 71.0%, p=0.0149). Although overall survival data were immature at the time of analysis, a favorable trend was observed (not reached vs 8.48 months, unstratified HR 0.555), with 9 events in the S+C+AG arm (N=31) and 15 events in the AG arm (N=31). The safety profile was manageable. Treatment-emergent adverse events (TEAEs) of grade 3 or above occurred in 80.6% of patients in the S+C+AG arm compared to 61.3% in the AG arm.

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with vascular endothelial growth factor receptors (VEGFRs) and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib is marketed in China by HUTCHMED under the brand name SULANDA®. HUTCHMED currently retains all rights to surufatinib worldwide.

About Camrelizumab

Camrelizumab (SHR-1210) is a humanized monoclonal antibody targeting the programmed death-1 (PD-1) receptor. Camrelizumab has been approved in China for multiple indications in areas such as lung cancer, liver cancer, esophageal cancer, nasopharyngeal cancer and cervical cancer. Camrelizumab is marketed in China by Hengrui Pharma under the brand name AiRuiKa®.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of surufatinib for the treatment of PDAC and the further development of surufatinib in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support a new drug application submission of surufatinib for the treatment of PDAC or other indications in China or other jurisdictions, its potential to gain approvals from regulatory authorities on an expedited basis or at all, the efficacy and safety profile of surufatinib, HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for surufatinib and the timing of these events. In addition, as certain studies rely on the use of other drug products such as camrelizumab, nab-paclitaxel and gemcitabine as combination therapeutics with surufatinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7421 898 348 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000

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REFERENCES

1 The Global Cancer Observatory, China fact sheet. https://gco.iarc.who.int/media/globocan/factsheets/populations/160-china-fact-sheet.pdf. Accessed December 3, 2025

2 Sarantis P et al. Pancreatic ductal adenocarcinoma: Treatment hurdles, tumor microenvironment and immunotherapy. World J Gastrointest Oncol. 2020;12(2):173-181. DOI:10.4251/wjgo.v12.i2.173

3 Qin S et al. 375P - Surufatinib (S) in combination with camrelizumab (C), nab-paclitaxel and gemcitabine (AG) as the first-line treatment in metastatic pancreatic cancer: Results from phase II part of a randomized, open-label, active-controlled, phase II/III study. Annals of Oncology (2025) 36 (suppl_4): S1859-S1939. 10.1016/annonc/annonc1989